                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                           ENVIRODYNE INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    294037205
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                                 (CUSIP Number)

                           Joseph L. von Rosenberg III
        Executive Vice President, General Counsel and Corporate Secretary
                               ZAPATA CORPORATION
                         1717 St. James Place, Suite 550
                              Houston, Texas 77056
                                 (713) 940-6100
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 18, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





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INTRODUCTORY NOTE.

              This Amendment No. 5 to Schedule 13D is being filed on behalf of Zapata Corporation, a Delaware corporation ("Zapata"), to supplement certain information set forth in the Schedule 13D relating to securities of Envirodyne Industries, Inc. (the "Issuer") originally filed by Zapata on August 17, 1995, as amended by Amendments No. 1, 2, 3 and 4 to Schedule 13D filed on June 21, 1996, March 10, 1997, March 31, 1997 and April 18, 1997, respectively.

ITEM 4.       PURPOSE OF TRANSACTION

       Item 4 to the Schedule 13D is hereby supplemented as follows:

       On April 18, 1997, Zapata filed a complaint against the Issuer and certain of its directors in the United States District Court for the Southern District of Texas, Houston Division. An amended complaint was filed on April 21, 1997. A copy of the amended complaint is attached to this Amendment No. 5 to Schedule 13D as Exhibit 99.4.

       In the amended complaint, Zapata alleges that the Issuer's proxy materials for use at the 1997 Annual Meeting of Stockholders of the Issuer (the "1997 Annual Meeting") inappropriately attempt to use the discretionary authority permitted by rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to defeat Zapata's proposal (the "Rights Proposal") recommending that the Board of Directors of the Issuer take appropriate action to redeem the rights issued under or otherwise terminate the Rights Agreement between the Issuer and Harris Trust & Savings Bank dated as of June 26, 1996 (the "Rights Plan"). The amended complaint states that the attempted improper use of authority arises from the fact that the proxy card proposed to be used by the Board in soliciting proxies for the 1997 Annual Meeting fails to offer stockholders the opportunity to state how they wish to vote on the Rights Proposal, and seeks injunctive relief against the use of discretionary authority to vote proxies against the Rights Proposal.

       Zapata also alleges in the amended complaint that the Issuer has violated Exchange Act rules governing proxy solicitations as a result of (i) discrepancies between certain solicitation materials filed with the Commission and those disseminated to the public and (ii) the fact that certain solicitation materials not approved by the Board are characterized in the Issuer's solicitation materials as "On Behalf of the Board of Directors." In the amended complaint, Zapata also seeks to invalidate provisions of the Rights Plan requiring certain matters to be approved by "continuing directors" so that any action now required to be approved by continuing directors may be taken with the approval of the Board. In addition, Zapata requests declaratory relief with respect to its filings with the Commission pursuant to Section 13(d) of the Exchange Act regarding the Issuer's securities and pursuant to Section 14(a) of the Exchange Act regarding solicitation of proxies for use at the 1997 Annual Meeting.





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ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

          Exhibit Number                   Document Description
          --------------                   --------------------
              99.4                         Amended Complaint filed by Zapata
                                           Corporation against Robert N.
                                           Dangremond, F. Edward Gustafson,
                                           Michael E. Heisley, Mark D. Senkpiel
                                           and Envirodyne Industries, Inc. in
                                           the United States District Court for
                                           the Southern District of Texas,
                                           Houston Division.





                               Page 3 of 5 Pages
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              After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 22, 1997.

                                        ZAPATA CORPORATION



                                        By:     /s/ JOSEPH L. VON ROSENBERG III
                                                --------------------------------
                                                Joseph L. von Rosenberg III
                                                Executive Vice President,
                                                General Counsel and Corporate
                                                Secretary





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                                 EXHIBIT INDEX


          Exhibit Number                   Document Description
          --------------                   --------------------
              99.4                         Amended Complaint filed by Zapata
                                           Corporation against Robert N.
                                           Dangremond, F. Edward Gustafson,
                                           Michael E. Heisley, Mark D. Senkpiel
                                           and Envirodyne Industries, Inc. in
                                           the United States District Court for
                                           the Southern District of Texas,
                                           Houston Division.





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